Exhibit 99.1

Execution Version

AMENDING AGREEMENT NO. 3

THIS AMENDING AGREEMENT NO. 3 (this “Amending Agreement”) is made as of June 18, 2026 between the parties to the Credit Agreement (as hereinafter defined).

WHEREAS:

A.             Reference is made to the second amended and restated credit agreement dated as of December 8, 2022 among, inter alios, Stantec Inc., as borrower (the “Borrower”), the lenders from time to time party thereto, as lenders (the “Lenders”), Canadian Imperial Bank of Commerce, as administrative agent (in such capacity, the “Administrative Agent”), sole lead arranger and sole bookrunner, Canadian Imperial Bank of Commerce, Bank of America, N.A., Canada Branch and Royal Bank of Canada (as successor to HSBC Bank Canada), as Issuing Banks, as amended by amending agreement no. 1 dated as of June 27, 2024 and amending agreement no. 2 dated as of June 11, 2025 (collectively, the “Credit Agreement”).

B.             The Borrower, the Administrative Agent and the Lenders wish to amend the Credit Agreement on the terms and conditions set out herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained in this Amending Agreement and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1           One Agreement. This Amending Agreement amends the Credit Agreement. This Amending Agreement and the Credit Agreement shall be read, interpreted, construed and have effect as, and shall constitute, one agreement with the same effect as if the amendments made by this Amending Agreement had been contained in the Credit Agreement as of the date of this Amending Agreement.

1.2           Defined Terms. In this Amending Agreement, unless something in the subject matter or context is inconsistent:

(a)	terms defined in the description of the parties or in the recitals have the respective meanings given to them in the description or recitals, as applicable; and

(b)	all other capitalized terms have the respective meanings given to them in the Credit Agreement as amended by this Amending Agreement (as so amended, the “Amended Credit Agreement”).

1.3           Headings. The headings of the Articles and Sections of this Amending Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Amending Agreement.

Stantec Inc. - Amending Agreement No. 3

1.4           References. All references to Articles, Sections, Exhibits and Schedules, unless otherwise specified, are to Articles, Sections, Exhibits and Schedules of the Credit Agreement.

ARTICLE 2

AMENDMENTS

2.1           Revolving Credit Maturity Date. The definition of Revolving Credit Maturity Date in Section 1.1 is amended by deleting the reference to “June 11, 2030” and replacing it with “June 18, 2031”.

2.2           Term Credit (Tranche B) Maturity Date. The definition to Term Credit (Tranche B) Maturity Date in Section 1.1 is amended by deleting the reference to “June 27, 2027” and replacing it with “ June 18, 2029”.

2.3           Term Credit (Tranche C) Maturity Date. The definition to Term Credit (Tranche C) Maturity Date in Section 1.1 is amended by deleting the reference to “June 27, 2029” and replacing it with “June 18, 2031”.

2.4           Adjusted Term SOFR. The definition of “Adjusted Term SOFR” in Section 1.1 is deleted in its entirety.

2.5           Material Acquisition. The definition of “Material Acquisition” in Section 1.1 is amended by deleting “Cdn.$[Redacted - Amount]” and replacing it with “Cdn.$[Redacted - Amount]”.

2.6           Term SOFR Adjustment. The definition of “Term SOFR Adjustment” in Section 1.1 is deleted in its entirety. All references to “Adjusted Term SOFR” shall be deleted and replaced with “Term SOFR”.

2.7           Term SOFR. The definition of “Term SOFR” in Section 1.1 is amended by (i) adding the following words to the end of clause (a) immediately prior to the ending semicolon “;” thereof: “provided that, if the Interest Period with respect to the applicable SOFR Loan is a Non-Standard Interest Period, then Term SOFR shall be the SOFR Interpolated Rate, and the provisos of this clause (a) shall otherwise apply in respect thereof as if the reference rate in respect thereof was the SOFR Interpolated Rate mutatis mutandis; and (ii) replacing the period at the end of paragraph (b) with a semi-colon and adding the following as a new paragraph:

provided, further, that if Term SOFR for any tenor or day determined as provided above (including pursuant to the proviso under clause (a) or clause (b) above) shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor for such tenor or day, as applicable.

2.8           Financial Statements. The last sentence of Section 5.1(1) is deleted in its entirety and replaced with the following:

The delivery requirements set out in Section 5.1(1)(a) and (b) may be satisfied by posting such information on www.sedar.com, on www.Stantec.com, or on an Intralinks website to which the Administrative Agent and the Lenders have access, as applicable.

Stantec Inc. - Amending Agreement No. 3

2.9           Leverage Ratio Covenant. Section 5.1(12)(a) is deleted in its entirety and replaced with the following:

(a)	Leverage Ratio. Maintain at all times a Leverage Ratio not exceeding 3.50 to 1.00; provided that if the LTM Acquisition Amount for a Rolling Period exceeds Cdn.$[Redacted - Amount] then the Leverage Ratio shall not exceed 4.00 to 1.00 during the last Fiscal Quarter of such Rolling Period and the next three immediate Fiscal Quarters.

2.10        Interest Coverage Ratio Covenant. Section 5.1(12)(b) is amended by deleting “3.00” and replacing it with “2.75.”

2.11       Form of Compliance Certificate – Interest Coverage Ratio. Part A of Schedule A to Exhibit C is amended by deleting “3.00” and replacing it with “2.75”.

2.12        Form of Compliance Certificate – Leverage Ratio. Part B of Schedule A to Exhibit C is amended by deleting the first paragraph and replacing it with the following:

Requirement: Maintain at all times a Leverage Ratio not exceeding 3.50 to 1.00; provided that if the LTM Acquisition Amount for a Rolling Period exceeds Cdn.$[Redacted - Amount] then the Leverage Ratio shall not exceed 4.00 to 1.00 during the last Fiscal Quarter of such Rolling Period and the next three immediate Fiscal Quarters (Section 5.1(12)(a)).

2.13        Existing Letters of Credit. Schedule 1.1 is deleted in its entirety and replaced with Exhibit A to this Amending Agreement.

2.14        Subsidiaries. Schedule 3.1(14) is deleted in its entirety and replaced with Exhibit B to this Amending Agreement.

2.15        Employee Matters. Schedule 3.1(18) is deleted in its entirety and replaced with Exhibit C to this Amending Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1           Confirmation of Representations. The Borrower represents and warrants that, as at the date of this Amending Agreement and assuming that the amendments made to the Credit Agreement by this Amending Agreement have become effective:

(a)	this Amending Agreement and the Confirmation appended hereto have each been duly authorized, executed and delivered by each of the signatory Credit Parties;

(b)	the Amended Credit Agreement constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditor’s rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

Stantec Inc. - Amending Agreement No. 3

(c)	no Default or Event of Default has occurred and is continuing; and

(d)	the representations and warranties contained in Article 3 (other than those that are made with respect to a specific date) are true and correct as if made on the date hereof.

ARTICLE 4

CONDITIONS

4.1           Conditions Precedent. The amendments set out in Article 2 shall become effective if and only if there is receipt by the Administrative Agent of:

(a)	a counterpart of this Amending Agreement executed by each party hereto;

(b)	a counterpart of the Confirmation appended to this Amending Agreement, executed by each Guarantor;

(c)	an extension fee letter executed by the Borrower and the Administrative Agent (the “2026 Fee Letter”);

(d)	a certificate of an officer of the Borrower in form and substance satisfactory to the Administrative Agent;

(e)	a recent certificate of status, certificate of compliance, good standing certificate or analogous certificate of the Borrower;

(f)	payment (or the making of arrangements for the payment satisfactory to the payee) of the fees set out in the 2026 Fee Letter (the “Extension Fees”); and

(g)	payment (or the making of arrangements for the payment satisfactory to the payee) of all legal fees of the Administrative Agent invoiced to date by its counsel (the “Legal Fees”).

If such conditions precedent are met, then the effective date of the amendments set out in Article 2 will be as of the date of this Amending Agreement.

4.2           Payment. The Borrower irrevocably authorizes and directs the Administrative Agent to debit its main Canadian dollar operating account maintained by the Administrative Agent in the name of the Borrower in an aggregate amount equal to the sum of the Extension Fees and the Legal Fees in order to effect the payment thereof, and the Borrower agrees to fund such account as necessary to ensure that it contains sufficient funds to make such payments.

ARTICLE 5

GENERAL

5.1           Confirmation. Except as specifically stated herein, the Credit Agreement and the other Loan Documents shall continue in full force and effect in accordance with the provisions thereof. In particular but without limitation, the secured liabilities described in the Loan Documents include indebtedness, liabilities and obligations arising under or in relation to the Amended Credit Agreement, and any Liens granted thereunder extend thereto. All Secured Liabilities under the Credit Agreement shall be continuing with only the terms thereof being modified as provided in this Amending Agreement, and this Amending Agreement shall not evidence or result in a novation of such Secured Liabilities.

Stantec Inc. - Amending Agreement No. 3

5.2           Reservation of Rights. Except as expressly set forth herein, this Amending Agreement shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of Lenders or Administrative Agent under the Credit Agreement or any other Loan Document. Nothing herein shall be deemed to entitle any Credit Party to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances.

5.3           Interpretation. All references to “this Agreement” or the “Credit Agreement” and all similar references in any of the other Loan Documents shall hereafter include, mean and be a reference to the Amended Credit Agreement without any requirement to amend such Loan Documents. This Amending Agreement shall constitute a “Loan Document” under, and as defined in, the Credit Agreement.

5.4           Binding Nature. This Amending Agreement shall enure to the benefit of and be binding upon the Borrower, the Administrative Agent and the Lenders and their respective successors and permitted assigns.

5.5           Severability. Any provision of this Amending Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Amending Agreement, all without affecting the remaining provisions of this Amending Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.6           Conflicts. If, after the date of this Amending Agreement, any provision of this Amending Agreement is inconsistent with any provision of the Credit Agreement, the relevant provision of this Amending Agreement shall prevail.

5.7           Governing Law. This Amending Agreement will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

Stantec Inc. - Amending Agreement No. 3

5.8           Counterpart and Facsimile. This Amending Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Amending Agreement by telecopy, emailed pdf. or any other electronic means that reproduces an image of the actual executed signature page shall be effective as delivery of a manually executed counterpart of this Amending Agreement. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to any document to be signed in connection with this Amending Agreement and the transactions contemplated hereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law.

[signatures on the following pages]

Signature Page	Stantec Inc. - Amending Agreement No. 3

S-1

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC INC., as Borrower

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

Signature Page	Stantec Inc. - Amending Agreement No. 3

S-2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

CANADIAN IMPERIAL BANK OF
COMMERCE, as Administrative Agent, Sole Lead Arranger and Sole Bookrunner

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

Signature Page	Stantec Inc. - Amending Agreement No. 3

S-3

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

CANADIAN IMPERIAL BANK OF
COMMERCE, as Lender and Issuing Bank

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

Signature Page	Stantec Inc. - Amending Agreement No. 3

S-4

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

ROYAL BANK OF CANADA, as Lender and Issuing Bank

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

Signature Page	Stantec Inc. - Amending Agreement No. 3

S-5

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

NATIONAL BANK OF CANADA, as Lender

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

Signature Page	Stantec Inc. - Amending Agreement No. 3

S-6

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

THE TORONTO-DOMINION BANK, as Lender

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

Signature Page	Stantec Inc. - Amending Agreement No. 3

S-7

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

BANK OF AMERICA, N.A., CANADA
BRANCH, as Lender and Issuing Bank

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

By:
Name:
Title:

Signature Page	Stantec Inc. - Amending Agreement No. 3

S-8

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

FÉDÉRATION DES CAISSES DESJARDINS DU
QUÉBEC, as Lender

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

Signature Page	Stantec Inc. - Amending Agreement No. 3

S-9

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

ATB FINANCIAL (formerly Alberta Treasury Branches), as Lender

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

Signature Page	Stantec Inc. - Amending Agreement No. 3

S-10

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

WELLS FARGO BANK, N.A., CANADIAN
BRANCH, as Lender

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

By:
Name:
Title:

Signature Page	Stantec Inc. - Amending Agreement No. 3

S-11

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

THE BANK OF NOVA SCOTIA, as Lender

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

Signature Page	Stantec Inc. - Amending Agreement No. 3

S-12

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

BNP PARIBAS, as Lender

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

By:	("Signed") [Redacted - Personal Information]
Name: [Redacted - Personal Information]
Title: [Redacted - Personal Information]

Signature Page	Stantec Inc. - Amending Agreement No. 3

EXHIBIT A

[See attached]

Stantec Inc. - Amending Agreement No. 3

SCHEDULE 1.1

EXISTING LETTERS OF CREDIT

[Redacted - Confidential Information]

EXHIBIT B

[See attached]

Stantec Inc. - Amending Agreement No. 3

SCHEDULE 3.1(14)

SUBSIDIARIES

CREDIT PARTIES

[Redacted - Commercially Sensitive Information]

Stantec Inc. - Amending Agreement No. 3

EXHIBIT C

[See attached]

Stantec Inc. - Amending Agreement No. 3

SCHEDULE 3.1(18)

EMPLOYEE MATTERS

[Redacted - Commercially Sensitive Information]

Stantec Inc. - Amending Agreement No. 3

CONFIRMATION

Each undersigned Guarantor acknowledges and irrevocably consents to the terms of the Amending Agreement. Each undersigned Guarantor further represents, warrants, and confirms to the Administrative Agent for the benefit of each Secured Party that:

(a)	the Credit Party Guarantee and the guarantees and indemnities granted thereunder continue in full force and effect in accordance with their terms notwithstanding the Amending Agreement and the amendments to the Credit Agreement effected thereby;

(b)	such guarantees and indemnities extend to the indebtedness, liabilities and obligations of the Borrower under the Amended Credit Agreement and to all other Secured Liabilities (as defined in the Credit Party Guarantee); and

(c)	all references to the “this Agreement” or the “Credit Agreement” and all similar references in any of the other Loan Documents shall hereafter mean and be a reference to the Amended Credit Agreement without any requirement to amend such Loan Documents.

[signatures on the next following pages]

Confirmation

Stantec Inc. - Amending Agreement No. 3

S-1

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC INC.

By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3

S-2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC CONSULTING LTD.

By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3

S-3

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC ARCHITECTURE LTD.

By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3

S-4

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC CONSULTING SERVICES INC.

By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3

S-5

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC GEOMATICS LTD.

By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3

S-6

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC CONSULTING INTERNATIONAL LTD.

By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3

S-7

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC TECHNOLOGY INTERNATIONAL INC.

By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3

S-8

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

MUSTANG ACQUISITION HOLDINGS INC.

By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3

S-9

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC ARCHITECTURE INC.

By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3

S-10

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC GLOBAL CAPITAL LIMITED

By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3

S-11

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC OCEANIA LIMITED

By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3

S-12

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed and delivered as a deed as of the date set out on the first page.

EXECUTED AND DELIVERED as a
DEED on behalf of STANTEC ASIA LIMITED, acting by the following director and officer:

("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3

S-13

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

Executed in accordance with section 127
of the Corporations Act 2001 by
STANTEC AUSTRALIA PTY LTD

("Signed") [Redacted - Personal Information]	("Signed") [Redacted - Personal Information]
Director Signature	Director/Secretary Signature

[Redacted – Personal Information]	[Redacted – Personal Information]
Print Name	Print Name

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3

S-14

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

Signed by WOOD & GRIEVE ENGINEERS PTY LIMITED in
accordance with section 127 of the
Corporations Act 2001 (Cth) by

("Signed") [Redacted - Personal Information]	("Signed") [Redacted - Personal Information]
Signature of director	Signature of director/secretary

[Redacted – Personal Information]	[Redacted – Personal Information]
Name of director (print)	Name of director/secretary (print)

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3

S-15

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC EUROPE LIMITED

By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3

S-16

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

Stantec New Zealand by:

("Signed") [Redacted - Personal Information]	("Signed") [Redacted - Personal Information]
Signature of director	Signature of director

[Redacted – Personal Information]	[Redacted – Personal Information]
Name of director (print)	Name of director (print)

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3

S-17

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC UK LIMITED

By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3

S-18

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC CONSULTING INTERNATIONAL LLC

By:	("Signed") [Redacted – Personal Information]
Name: [Redacted – Personal Information]
Title: [Redacted – Personal Information]

Signature Page	Confirmation
Stantec Inc. - Amending Agreement No. 3